MOL Plc.
Finance

RECEIVED

2004 OCT -6 A 11:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

23rd August, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04045378

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

Enclosure

INVESTOR NEWS

16 August, 2004

Share sale

Dr Ilona Bánhegyi, Chief Legal Counsel of MOL Hungarian Oil and Gas Company sold 2000 MOL shares at HUF 8565 each on the Budapest Stock Exchange on 16 August 2004, with the assistance of Concorde Securities Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

13 August, 2004

Share transaction

Mr Tamás Imre Chairman of the Supervisory Board of Terméktároló Rt., a company 74 percent owned by MOL, sold 200 MOL shares at HUF 8630 each and bought 800 MOL shares at HUF 8675 each in a futures transaction on the Budapest Stock Exchange on 13 August 2004, with the assistance of Concorde Securities Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

17 August, 2004

Share sale

Sándor Fasimon, Natural Gas Managing Director of MOL Hungarian Oil and Gas Company sold 635 MOL shares at HUF 8630 each on the Budapest Stock Exchange on 17 August 2004, with the assistance of HVB Bank Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

23 August, 2004

Share sale

Ferenc Horváth, Refining and Marketing Division, Managing Director of MOL Hungarian Oil and Gas Company sold 1334 MOL shares at HUF 8804 average price on the Budapest Stock Exchange on 23 August 2004, with the assistance of HVB Bank Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

24 August, 2004

Share transaction

Béla Váradi, Member of the Supervisory Board of Slovnaft a.s., a company 98 percent owned by MOL, sold 1,991 MOL shares at HUF 8,900 each on the Budapest Stock Exchange on 24 August 2004, with the assistance of HVB Bank Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

24 August, 2004

Share sale

György Mosonyi, Group Chief Executive Officer of MOL Hungarian Oil and Gas Company sold 11,000 MOL shares at HUF 8,955 each on the Budapest Stock Exchange on 24 August 2004, with the assistance of Concorde Securities Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

RECEIVED
2004 OCT -6 A 11: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

24 August, 2004

Share transaction

László Fekete Chairman of the Board of Directors of SMaO a.s., a company indirectly owned by MOL, sold 400 MOL shares at HUF 8,905 each on the Budapest Stock Exchange on 24 August 2004, with the assistance of HVB Bank Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

25 August, 2004

Share sale

Zoltán Áldott, Group Chief Strategic Officer of MOL Hungarian Oil and Gas Company sold 2,029 MOL shares at HUF 8,895 each on the Budapest Stock Exchange on 24 August 2004, with the assistance of Concorde Securities Ltd. as investment service provider.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs I. Ferencz	MOL Communication	+ 36 1 464 1351
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL First Half and Second Quarter Preliminary Results



2004

- **Exploration and Production** operating profit in H1 2004 decreased by only HUF 4.4 bn, to HUF 24.8 bn (USD 118.8 mn), in spite of the HUF 20.8 bn supplementary royalty, as a result of increased hydrocarbon production (mainly from the ZMB joint venture) and higher transfer prices.
- **Refining and Marketing** contributed operating profit of HUF 55.9 bn (USD 267.8 mn), an increase of 117.5% (in USD terms 133.3%) over H1 2003, supported by higher motor fuel sales volumes and through integrated Group operations including a strong Slovnaft contribution (HUF 30.5 bn). Estimated clean USD based CCS profit rose 66%.
- The **Natural Gas** segment result improved to a strong operating profit of HUF 32.3 bn (USD 154.8 mn) compared to a loss of HUF 12.0 bn (USD 53.6 mn) in H1 2003, due to the favourable effect of the new EU compliant regulatory environment.
- The **Petrochemical** segment's operating profit increased to HUF 7.1 bn (USD 34.0 mn) in H1 2004, compared to a HUF 4.8 bn (USD 21.4 mn) profit in H1 2003. The negative impact of the business environment was counterbalanced by the strength of Euro against USD, higher polymer sales and efficiency improvement measures.
- We continued our efficiency improvement programs and Group **closing headcount** decreased by 4.6% y-o-y, from 17,307 to 16,509
- **Capital expenditure** and investments grew to HUF 135 bn (USD 646.6 mn) in H1 2004, compared to HUF 99.6 bn (USD 445.0 mn) in H1 2003, due to the capital expenditure related to building of new olefin, polypropylene and polyethylene plants. In addition, the public offer for Slovnaft shares and the exercise of our TVK option also increased CAPEX in H1 2004. MOL's gearing ratio on June 30, 2004 was 31.6% (compared to 29.1% on June 30, 2003) and net debt on June 30, 2004 stood at HUF 313.8 bn.
- **Operating cash flow** before changes in working capital grew by 101% to HUF 155.6 bn (USD 745.6 mn). Including working capital changes and corporate tax paid, operating cash flow increased by 85%, to HUF 171.2 bn (USD 820.3 mn).

Management comment

Mr Zsolt Hernádi, Executive Chairman of MOL commented:

"The outstanding half-year results demonstrate that our strategy, as launched in 1999 and elaborated further in 2002, is bearing fruit. The results of MOL's regional strategic partners (Slovnaft and TVK) constituted more than 25% of the MOL Group's operating profit in the first half of 2004 and the synergies deriving from their integration also contributed to the favourable results. In the second quarter we remained active and made further steps in order to implement our strategic aims.

In our Upstream business we became a member of a three party consortium with a 22.5% share in an exploration project in Kazakhstan. The block possesses significant oil, condensate and natural gas potential and therefore fits well into MOL's strategy of developing its upstream integration through participation in projects that fit the company's size and risk profile.

As a further step in our regional consolidation strategy, recently we signed an agreement to acquire majority ownership in an Austrian oil product trading company. Austria is traditionally a key market for our petroleum products and this transaction stabilises further our position in the wholesale market, while creating an opportunity to access the end-users of our products thus increasing our captive market."

Mr György Mosonyi, Chief Executive Officer of MOL added:

"In the second quarter, the oil industry environment was favourable, however, weakness of the USD against local currencies continued to have a negative affect on the oil business.

In the exploration and production segment, production of the ZMB field increased dynamically and the average daily production of the venture exceeded 45,000 bbl/day by the end of the quarter, which is a 25% increase compared with the beginning of the year. In the refining and marketing business, in addition to the benefits achieved from deeper integration within the group, we gained from favourable margin developments and growth in sales volumes. Rationalisation of our network resulted in an increase in throughput per site both in Hungary and Slovakia. Furthermore, our proactive expansion in Romania lead to 76% growth in retail fuel volumes on that market. In the gas business the EU compliant gas regulatory environment and good performance in the non-regulated parts of the business had a positive effect on the segment's result. However, it should be noted that growing import gas prices combined with a flat wholesale price could result in a decline in the relative level of profitability in the gas business in the second half. In the petrochemical business, continued weakness in the industry environment was partially offset by efficiency improvements.

Closer co-operation and a transfer of MOL Group experience contributed to a significant improvement in INA's underlying performance.

We also continued our efficiency programs and closing headcount of MOL Group decreased by almost 5% year-on-year."

Exploration and Production

Segment IFRS results

Exploration & Production	Q2 2003 HUF bn	Q2 2003 USD m	Q2 2004 HUF bn	Q2 2004 USD m	Change % HUF	Change % USD	H1 2003 HUF bn	H1 2003 USD m	H1 2004 HUF bn	H1 2004 USD m	Change % HUF	Change % USD
EBITDA	15.8	71.6	18.7	89.3	18	25	39.6	176.9	36.3	173.9	(8)	(2)
Operating profit/(loss)	**11.2**	**50.7**	**12.9**	**61.6**	**15**	**22**	**29.2**	**130.4**	**24.8**	**118.8**	**(15)**	**(9)**
CAPEX and investments[1]	13.0	58.9	6.6	31.5	(49)	(47)	39.2	175.3	13.3	63.6	(66)	(64)

Key segmental operating data

FY 2003	HYDROCARBON PRODUCTION (gross figures before royalty)	Q2 2003	Q2 2004	Change %	H1 2003	H1 2004	Change %
1,755	**Crude oil production (kt)**	**533**	**537**	**1**	**806**	**1,052**	**31**
1,134	Hungary	277	271	(2)	550	549	0
621	International	256	266	4	256	503	96
2,821	**Natural gas production (million m^3, net dry)***	**639**	**763**	**19**	**1,478**	**1,530**	**4**

*Excluding original cushion gas production from gas storage.

In Q2 2004 segmental operating profit increased by 15.2% to HUF 12.9 bn compared to Q2 2003. External factors had a mainly positive effect on segmental profit. The USD denominated average Brent crude oil price increased by 35.9%, while it was 29.2 % higher in HUF terms, due to the strength of Forint against USD. The domestic gas transfer price was 38.7 % higher due to a switch to an average import price based transfer price. The ZMB project's contribution to the segmental results also increased. However, the introduction of a supplementary royalty on domestically produced gas in mid-2003 reduced operating profit by HUF 10.8 bn in Q2.

Total crude oil production increased slightly compared to Q2 2003, as our share from the production growth on ZMB field could compensate for slightly lower production on domestic fields. The ZMB project's average daily production reached the 45,000 barrel/day level, compared to 36,000 barrel/day at the end of 2003.
Natural gas production in Q2 2004 was 19.4 % higher than in Q2 2003, due to a number of new fields being brought into production in the period.

MOL's unit cost of oil production (including gasoline production) was 4.5 USD/bbl in Q2 2004, the same as in Q2 2003. Favourable unit production costs at the ZMB field were able to compensate for growth in unit production costs at mature domestic fields. Maintenance costs in Q2 increased by HUF 0.6 bn year-on-year, however, due to seasonal scheduling of maintenance work, they increased by HUF 2.9 bn compared to Q1 2004.

Capital expenditure decreased by 49.2 %, to HUF 6.6 bn, compared to Q2 2003, primarily due to lower spending at the ZMB project (HUF 4.7 bn) and at MOL Yemen (HUF 1.1 bn), because the content of the technical work programs changed compared to Q2 2003 (significantly fewer drilling projects).

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Refining and Marketing

Segment IFRS results

Refining & Marketing [2]	Q2 2003		Q2 2004		Change %		H1 2003*		H1 2004		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	23.3	105.5	45.4	216.9	95	106	43.2	192.9	80.8	387.2	87	101
Operating profit/(loss)	**12.2**	**55.3**	**32.2**	**153.8**	**164**	**178**	**25.7**	**114.8**	**55.9**	**267.8**	**118**	**133**
CAPEX and investments[1]	11.8	53.5	13.3	63.5	13	19	14.8	66.3	20.8	99.4	40	50

FY 2003 HUF bn		Q2 2003 HUF bn	Q2 2004 HUF bn	Change %	H1 2003* HUF bn	H1 2004 HUF bn	Change %
67.6	**Reported EBIT**	**12.2**	**32.2**	**164**	**25.7**	**55.9**	**118**
6.7	One-off items	0.0	0.0	-	0.0	0.0	-
5.2	Replacement modification	8.6	(2.6)	n.a.	7.9	(5.7)	n.a.
79.5	**Estimated clean CCS**	**20.8**	**29.6**	**42**	**33.6**	**50.2**	**49**

Key segmental operating data

FY 2003	REFINED PRODUCT SALES Kt	Q2 2003	Q2 2004	Change %	H1 2003*	H1 2004	Change %
4,263	Hungary	1,047	989	(6)	1,928	1,815	(6)
1,192	Slovakia	351	377	7	383	733	91
4,781	Other markets	1,344	1,493	11	1,872	2,729	46
10,236	**TOTAL CRUDE OIL PRODUCT SALES**	**2,742**	**2,859**	**4**	**4,183**	**5,277**	**26**

* Slovnaft included from Q2 2003.

In Q2 2004 segmental operating profit increased significantly, by HUF 20.0 bn, due to higher sales volumes and favourable crack spreads, which was compensated to some extent by the strength of local currencies against USD. Slovnaft contributed HUF 16.8 bn to the result. Due to an increase of captured market demand, refining output increased by 7 % (including raw material consumption of naphtha and chemical gasoil within the MOL Group). The capacity utilisation of distillation and conversion units' increased in both refineries.

Consolidated Group sales volumes increased by 117 kt in Q2 2004 compared to the same period in 2003, due to coordinated commercial actions across the region. The reduction in Hungarian refinery product sales was primarily the result of a reduction in sales of lower value fuel oil, while the increase in Slovakia was driven by LPG and other refined products.

Refinery and wholesale coverage in fuels both in Hungary and Slovakia was slightly lower than in the previous year, as extremely high crack spreads resulted in an increase of imports. Motor fuel consumption in Hungary increased in the first four months of year, though high prices led to stagnation in the remainder of Q2.

Motor fuel sales in regional countries excluding Hungary and Slovakia increased by 14% from 912 kt to 1,043 kt, mainly due to our good performance in the Czech Republic, Austria and Poland.

In the second quarter of 2004, MOL's Hungarian retail fuel sales volumes (incl. franchise) decreased by 2.1 % compared to the same period of previous year as a result of network rationalisation in 2003. Our motor fuel market share according to MÁSZ (Hungarian Petroleum Association) decreased by 0.4 % from 43.5 % in Q2 2003 to 43.1 % in Q2 2004. Our motor gasoline market share declined by 0.8% to 40.3 % compared to Q2 2003, while our gas oil market share remained broadly the same (46.9 %). Our fleet card fuel sales continued to increase (by 6.7%).

In Slovakia we observed a decrease in retail demand during Q2 as a result of high prices: retail fuel sales volumes decreased by 1.3 % compared to the same period of last year. Nevertheless, Slovnaft's retail market share according to SAPPO data remained unchanged (45%) in spite of station closures.

At the end of June 2004, the MOL Group had 797 filling stations, out of which 355 were operated in Hungary, 297 in Slovakia, 74 in Romania, and 42 in the Czech Republic. In Q2 2004 we took over a further 5 stations under our asset purchase agreement with Shell in Romania, and we opened an additional 4 green-field stations.

In 2003 we implemented a retail network efficiency improvement program in Hungary and in Slovakia, which resulted in the closure of several (20 and 18 stations respectively) lower turnover sites. The network efficiency program helped MOL to increase average throughput of own stations in Hungary by 4.1 % in Q2 2004 compared to same period of 2003, while average throughput improved by 2.7 % in Slovakia. In Hungary we increased our shop sales and shop sales per litre increased by 4.3%, while in Slovakia our shop sales per litre grew more significantly, by 10.0 %.

Our Hungarian lubricants market share decreased by 4.3% compared to Q2 2003. Both retail sales and wholesale LPG sales on the Hungarian market remained unchanged y-o-y, while our wholesale market share was 82%.

Capital expenditure increased by HUF 1.5 bn in Q2 2004 compared to Q2 2003, due to the progress of the EU 2005 fuel quality project and Romanian retail network development.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] Slovnaft is fully consolidated from Q2 2003. Operating figures from this period onward contain Slovnaft segment data accordingly.

Natural Gas

Segment IFRS results

Natural Gas	Q2 2003 HUF bn	Q2 2003 USD m	Q2 2004 HUF bn	Q2 2004 USD m	Change % HUF	Change % USD	H1 2003 HUF bn	H1 2003 USD m	H1 2004 HUF bn	H1 2004 USD m	Change % HUF	Change % USD
EBITDA	(7.0)	(31.7)	13.7	65.5	n.a.	n.a.	(6.3)	(28.1)	36.9	176.8	n.a.	n.a.
Operating profit/(loss)	**(9.7)**	**(43.9)**	**11.3**	**54.0**	**n.a.**	**n.a.**	**(12.0)**	**(53.6)**	**32.3**	**154.8**	**n.a.**	**n.a.**
CAPEX and investments[1]	1.7	7.7	0.8	3.8	(53)	(50)	2.0	9.1	1.0	4.9	(50)	(47)

Key segmental operating data

FY 2003	NATURAL GAS BALANCE Million m^3	Q2 2003	Q2 2004	Change %	H1 2003	H1 2004	Change %
2,598	Sales from production	341	520	52	1,497	1,522	2
11,344	Sales from import	1,809	1,591	(12)	6,272	5,972	(5)
13,942	**TOTAL SOURCES**	**2,150**	**2,111**	**(2)**	**7,769**	**7,494**	**(4)**
10,645	Sales to Gas Distribution Companies (GDCs)	1,328	1,401	5	6,157	6,061	(2)
2,393	Sales to power sector	651	600	(8)	1,164	1,184	2
904	Sales to industrial and other consumers	171	110	(36)	448	249	(44)
13,942	**TOTAL THIRD PARTY SALES**	**2,150**	**2,111**	**(2)**	**7,769**	**7,494**	**(4)**
646	Loss and own consumption*	159	151	(5)	347	295	(15)
14,588	**TOTAL SALES AND LOSSES**	**2,309**	**2,262**	**(2)**	**8,116**	**7,789**	**(4)**
2,044	Natural gas transit	320	401	25	1,115	1,309	17

31 Dec 2003	MOBILE NATURAL GAS INVENTORIES Million m^3	30 June 2003	30 June 2004	Change %
377.9	From domestic sources	274.0	355.0	30
2,112.7	From import sources	1,626.8	1,219.5	(25)
2,490.6	**TOTAL CLOSING INVENTORIES**	**1,900.8**	**1,574.5**	**(17)**

FY 2003	NATURAL GAS PRICES HUF/m^3	Q2 2003	Q2 2004	Change %	H1 2003	H1 2004	Change %
31.8	Average import price	31.9	30.2	(5)	30.8	30.0	(3)
30.1	Average MOL selling price	32.1	41.2	28	27.6	38.4	39
28.9	Wholesale price to GDCs	31.1	44.3	42	26.0	39.2	50
33.9	Wholesale price to industry/power	33.7	35.1	4	33.4	35.2	5

* Including gas sales to TVK.

The operating result of the segment in Q2 2004 increased by HUF 21.0 bn compared to Q2 2003, to HUF 11.3 bn, mainly due to the significant rise in the gas wholesale price under the new regulatory environment. In Q2 2004 a further HUF 3.1 bn of income was deferred in the accounts, as the excess profit earned on lower import gas prices (lower than anticipated by the regulator) is expected to be returned to the market via regulatory price adjustments in the following periods.

Import gas prices decreased by 5.3% in HUF terms, as the strengthening of HUF against USD compensated for the 1.3% increase of USD based import prices. The average wholesale sales price was 28.3% higher in Q2 2004 compared to Q2 2003, as a result of the price increases during 2003 and a price rise on January 1, 2004.

In Q2 2004 we sold 1.6 bn m^3 natural gas from import, and 0.5 bn m^3 from domestic production. The injection into domestic storage facilities started in Q2. The mobile closing stock of June was 1.6 bn m^3, 17.2% lower than in June 2003, as we currently do not require Ukrainian toll storage facilities, following the introduction of more favourable import contracts. Sales to gas distribution companies increased by 5.5% in Q2 2004, due to the cooler spring months and the reclassification of Dunaferr into this category following its receipt of a gas trading licence. Sales to power plants decreased by 7.8%, while sales to industrial consumers decreased by 35.7%, as Dunaferr was transferred to the GDC category and another major industrial consumer stepped out of the public utility market and purchases natural gas also from another supplier.

The revenue from gas transit in Q2 grew to HUF 1.5 bn (HUF 1.3 bn in Q2 2003), basically as a consequence of the 25.1% increase of volumes transmitted to Serbia and Bosnia.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration.

Petrochemicals

Segment IFRS results

Petrochemicals [2]	Q2 2003 HUF bn	Q2 2003 USD m	Q2 2004 HUF bn	Q2 2004 USD m	Change % HUF	Change % USD	H1 2003* HUF bn	H1 2003* USD m	H1 2004 HUF bn	H1 2004 USD m	Change % HUF	Change % USD
EBITDA	6.4	29.0	6.3	30.1	(2)	4	9.8	43.8	12.9	61.8	32	41
Operating profit/(loss)	**3.6**	**16.3**	**3.4**	**16.2**	**(6)**	**(0)**	**4.8**	**21.4**	**7.1**	**34.0**	**48**	**59**
CAPEX and investments[1]	12.2	55.3	22.9	109.4	88	98	17.8	79.5	37.7	180.5	112	127

Key segmental operating data

FY 2003	PETROCHEMICAL SALES BY PRODUCT GROUP Kt	Q2 2003	Q2 2004	Change %	H1 2003*	H1 2004	Change %
329.8	Olefin products	85.2	53.8	(37)	138.8	100.0	(28)
762.8	Polymer products	190.1	228.2	20	343.3	442.8	29
FY 2003	**PETROCHEMICAL SALES (external) Kt**	**Q2 2003**	**Q2 2004**	**Change %**	**H1 2003***	**H1 2004**	**Change %**
393.3	Hungary	90.3	116.6	29	183.1	221.6	21
79.1	Slovakia	19.1	18.1	(5)	22.7	35.7	57
620.2	Other markets	165.9	147.3	(11)	276.3	285.5	3
1,092.6	**TOTAL PETROCHEMICAL PRODUCT SALES**	**275.3**	**282.0**	**2**	**482.1**	**542.8**	**13**

* Slovnaft included fromQ2 2003.

In the second quarter of 2004 the operating profit of the Petrochemical segment decreased slightly to HUF 3.4 bn, due to the unfavourable petrochemical environment. The quoted naphtha price increased by 59 % in USD terms, while polymer quotations rose by only 2-14% in EUR y-o-y. However, this unfavourable effect was mitigated by the positive effects of weakening USD against EURO, increasing polymer sales volumes and the effect of efficiency improvement projects.

Polyethylene (PE) quoted prices increased by 4-13%, while the polypropylene (PP) quotations increased by 3-6% y-o-y. However, the integrated petrochemical margin calculated from EUR denominated quoted prices, decreased by 23% compared to the same period of last year due to the aforementioned strong rise in feedstock prices. The ethylene margin decreased by 36%, PP margin increased by 10-19% y-o-y, while PE margin fell by 17-31%.

In Q2 2004 product sales grew by 2.4% to 282 kt, mainly due to the increase in polymer sales. Hungarian sales increased due to both our improving market share and also a change in consolidation circle. Sales through fully consolidated Innocomp Kft were accounted as exports in 2003, but this year, as Innocomp is no longer consolidated, these sales are reported as domestic sales. In Q2 2004 polymer sales volumes increased by 20% to 228.2 kt. From the polymer sales 34% was LDPE, 25% HDPE and 41% PP. The MOL Group's market share in Hungary was 63%, 45% and 68% in LDPE, HDPE and PP markets. The MOL Group grew its market share in all product groups, most significantly in the LDPE market (+9%), as TVK was able increase its domestic sales in excess of market growth.

Sales on the Slovakian market decreased slightly to 18.1 kt because some products were transferred to R&M segment from the product portfolio of petrochemicals. On the other hand polymer sales increased by 26%, mainly in LDPE market. The MOL Group's market share in Slovakia in LDPE and PP products was 72% and 39%, respectively, which translates into a 3% increase in PE market share.

On other European markets, total Group sales decreased by 19 kt compared to Q2 2003, mainly due to the rationalisation of our product portfolio, however polymer sales increased by 10.7 kt on these markets. On our main export markets; in Germany, Poland and Italy, TVK and Slovnaft implemented the single-channel sales operation for polymer products focusing on the higher profitability end-user markets. The sales on German and Polish markets grew by 20% compared to the same period of last year.

Capital expenditure in 2004 increased considerably compared to 2003 Q2, mainly due to TVK's strategic capacity development project. At TVK, the implementation of strategic projects (olefin and HDPE plants) is on schedule. At Slovnaft, the implementation of the new polypropylene plant is proceeding according to the plan.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] Slovnaft is fully consolidated from Q2 2003. Operating figures of this period contain Slovnaft segment data accordingly. For previous periods only TVK figures are reflected.

Financial overview

Changes in accounting policies and estimates

As of 1 January, 2004 MOL decided to reclassify cushion gas in gas storage and technological gas in pipelines to property, plant and equipment instead of inventories to comply with international best practice and in consultation with Hungarian mining authorities and its external auditors. Presentation of these items in comparative periods has been restated accordingly.
The Group has also decided to adopt early the revised IAS 21 – The Effects of Changes in Foreign Exchange Rates from 1 January, 2004. The Hungarian forint is considered to be the presentation currency of the consolidated financial statements as well as the functional currency of MOL and its domestic subsidiaries. Subsidiaries with functional currencies differing from the Hungarian forint are translated according to the revised IAS 21: assets and liabilities at closing rates, income and expense items at a rate which approximates the date of the transaction, with all resulting exchange differences recognised in translation reserve. Comparative periods have been restated accordingly.
From 1 January, 2004 the useful life of gas business assets have been revised, in connection with the unbundling of the business. As a result of this revision, a HUF 1 bn lower depreciation charge was recognised in H1 2004, compared to H1 2003.

Operations

The majority of changes in income statement items still reflect the effect of Slovnaft consolidation since comparative H1 figures include Slovnaft contribution only from Q2 2003 while current figures include Slovnaft first half performance in total. In the first half of 2004, Group net sales revenues increased by 28% to HUF 883.4 bn, reflecting increased average selling prices of refining products and natural gas. Group sales to customers outside Hungary reached HUF 303.1 bn, up by 22%, and represented 34% of total sales. The value of raw materials and consumables used increased only by 17%, well under the growth rate of sales. Within this, raw material costs increased by 53%, primarily as a result of the sharp increase in crude oil import prices and Slovnaft Q1 contribution of HUF 70.0 bn. The cost of goods purchased for resale decreased by 12%, mainly being the consequence of Slovnaft full consolidation from Q2 2003, as in the value of comparative figures the intragroup income and expenses on business transactions between Slovnaft and MOL Group was not eliminated in the equity consolidation in Q1 2003, as required by IFRS. The value of material-type services used increased by 23% to HUF 51.2 bn. Other operating expenses increased by 82% to HUF 81.1 bn, primarily as a result of increased mining royalty and taxes. Personnel expenses for the period increased by 30%, reflecting the HUF 4.1 bn Slovnaft Q1 contribution and the HUF 3.5 bn accrued expenses as a one-off consequence of smoothing extra salary payments over the year. The "change in inventory of finished goods and work in progress" decreased total operating expenses by HUF 27.0 bn in H1 2004, compared to an increase of HUF 1.6 bn in H1 2003. This change reflects both higher crude oil prices and higher downstream inventory volume to overcome the planned maintenance closure of a production unit.

Total financial income in H1 2004 was HUF 8.1 bn, 61% higher than in H1 2003, mainly due to the foreign exchange gain of HUF 4.7 bn incurred in the period compared to the net foreign exchange loss of HUF 13.2 bn recognised in H1 2003. Total financial expenses for H1 2004 amounted to HUF 14.8 bn, of which interest payable was HUF 9.1 bn, up by 26% due to the combined effect of lower average effective interest rates and higher average outstanding debt than in the comparable period. Income from associates was HUF 2.3 bn, including INA's H1 contribution of HUF 1.9 bn (net of additional depreciation on assets revalued to their fair value). Corporate tax expense increased to HUF 20.7 bn in H1 2004, reflecting the current tax contribution of Slovnaft (19%) and the gas companies (16%), HUF 5.0 bn and HUF 4.4 bn respectively, as well as the corporate tax payable on the profit of the ZMB project (HUF 1.5 bn). MOL Rt will benefit from the HUF 62.4 bn statutory tax loss carried forward in 2004, consequently in H1 no current tax expense has yet been recorded. The reversal of deferred tax assets contributed HUF 9.1 bn to the income tax expense in 2004 H1, due to the utilisation of the tax loss of MOL Rt., and the tax deductible depreciation of the property, plant and equipment of the gas business. Corporate tax actually paid to the authorities by the Group amounted to HUF 1.9 bn in H1 2004. Minority interests increased by HUF 2.2 bn reflecting the contribution from TVK in H1 and Slovnaft in January 2004.

Balance sheet

As Slovnaft was already consolidated in the balance sheet at the end of the first half of 2003, balance sheet items are comparable with those of the current reporting period. Total assets amounted to HUF 1,505.3 bn at the end of June 2004, representing an increase of 19%. Within this, property, plant and equipment increased by 11%, reflecting capital expenditures at TVK and on the ZMB project. Investments increased notably compared to 30 June 2003, following the acquisition of a 25% shareholding in INA, accounted for under the equity method. Intangible assets decreased notably and have a negative value as a consequence of HUF 29.3 bn negative goodwill recognised regarding the acquisition of remaining Slovnaft shares in January, following the completion of the public offer made on the basis of the average historical stock exchange price. The change in

deferred tax assets is the combined result of the deferred tax asset reversed following the use of previous years' statutory loss of MOL Rt and deferred tax asset recognised in Q4 2003, representing the fair value based tax deductible depreciation of the assets of the gas business following its unbundling at year-end 2003. Long-term debt including long-term debt repayable within one year increased by 18%, due to the effect of net loans drawn during the interim period, mainly due to the financial requirement of the 2003 INA acquisition. Trade and other payables increased by 32% to HUF 296.7 bn reflecting primarily our increased capital expenditures, working capital needs and outstanding tax payables. Short-term debt (excluding the current portion of long-term debt) was HUF 122.0 bn, almost doubled compared to 30 June 2003, primarily as a result of the financial requirement of the 2004 Slovnaft public offer and the refinancing of maturing HUF denominated bonds. As at 30 June 2004, 49% of the MOL Group's total debt was denominated in Euro, 40% in USD and 11% in HUF. At the end of June 2004, MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 32% compared with 29% at the end of June 2003.

Changes in contingencies and commitments

As a result of settlement of prior obligations capital contractual commitments decreased by HUF 32.0 bn and obligations resulting from litigation in which the Group acts as defendant decreased by HUF 5.7 bn resulting from a final positive judgement in a case where Slovnaft acted as defendant. Those cases in which MOL Group has filed suits were increased by 1.8 bn, while operating leases and rentals did not change significantly compared to the amounts reported in the 2003 Annual Report of the MOL Group.

Cash flow

Operating cash flow in H1 2004 was HUF 171.2 bn, an 86% increase compared to the comparable 2003 figure. Operating cash flow before movements in working capital increased by 101%. The change of working capital position increased funds by HUF 17.5 bn, arising from HUF 37.8 bn increase in other current liabilities and the HUF 8.8 bn decrease in trade receivables, being offset by the negative effect of the HUF 11.8 bn increase in inventories, the HUF 10.8 bn increase in other receivables and the HUF 6.5 bn decrease in trade payables. Corporate tax paid amounted to HUF 1.9 bn, related mainly to Slovnaft.

Net cash used in investing activities was HUF 114.1 bn compared with HUF 88.0 bn in H1 2003, reflecting mainly our further acquisitions of shares in Slovnaft and TVK. Organic CAPEX increased due to the consolidation of Slovnaft, the ongoing major investment at TVK and capital expenditure on the Zapadno-Malobalyk field. The divestment of our minority shareholdings in two major gas distribution companies in Q1 had a positive HUF 11.7 bn effect on our cash flow from investing activities.

Net financing cash outflows amounted to HUF 48.9 bn, being the combined result of the repayment of long-term debt and the HUF 33 bn in maturing bonds and the issuance of new short-term debt, mainly to finance the Slovnaft transaction.

APPENDIX I

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2004

Unaudited quarterly figures (in HUF millions)

FY 2003		Q2 2003	Q2 2004	Ch. %	H1 2003	H1 2004	Ch. %
1,504,038	Net sales	354,146	420,979	19	692,779	883,387	28
20,001	Other operating income	2,891	2,465	(15)	5,471	6,288	15
1,524,039	**Total operating revenues**	**357,037**	**423,444**	**19**	**698,250**	**889,675**	**27**
541,702	Raw material costs	131,983	174,374	32	219,289	334,593	53
95,909	Value of material-type services used	28,087	29,461	5	41,764	51,197	23
542,201	Cost of goods purchased for resale	114,451	88,010	(23)	285,650	252,434	(12)
1,179,812	*Raw material and consumables used*	*274,521*	*291,845*	6	*546,703*	*638,224*	17
80,140	Personnel expenses	22,770	27,709	22	38,253	49,853	30
95,450	Depreciation, depletion, amortisation and impairment	22,917	26,720	17	43,094	51,509	20
121,989	Other operating expenses	26,914	44,377	65	44,672	81,133	82
(25,014)	Ch. In inventory of finished goods & work in progress	13,065	(6,829)	n.a.	1,643	(26,951)	n.a.
(11,409)	Work performed by the enterprise and capitalised	(3,442)	(6,500)	89	(4,554)	(12,211)	168
1,440,968	**Total operating expenses**	**356,745**	**377,322**	**6**	**669,811**	**781,557**	**17**
83,071	**Operating profit**	**292**	**46,122**	**15,695**	**28,439**	**108,118**	**280**
3,055	Interest received	561	737	31	1,198	2,120	77
274	Dividends received	298	170	(43)	375	170	(55)
6,586	Exchange gains and other financial income	2,832	(5,333)	n.a.	3,444	5,804	69
9,915	*Total financial income*	**3,691**	**(4,426)**	**n.a.**	**5,017**	**8,094**	**61**
16,795	Interest on borrowings	4,087	3,741	(8)	7,262	9,136	26
5,085	Interest on provisions	1,250	1,303	4	2,500	2,597	4
734	Write-off of financial investments	(157)	149	n.a.	(157)	149	n.a.
3,376	Exchange losses and other financial expenses	8,160	1,249	(85)	14,103	2,893	(79)
25,990	*Total financial expense*	**13,340**	**6,442**	**(52)**	**23,708**	**14,775**	**(38)**
16,075	**Financial expense/(gain), net**	**9,649**	**10,868**	**13**	**18,691**	**6,681**	**(64)**
(5,405)	Income from associates	(835)	(2,145)	157	(4,401)	(2,346)	(47)
72,401	**Profit before tax**	**(8,522)**	**37,399**	**n.a.**	**14,149**	**103,783**	**634**
(32,476)	Income tax expense/(benefit)	667	8,661	1,199	1,431	20,736	1,349
104,877	**Profit after tax**	**(9,189)**	**28,738**	**n.a.**	**12,718**	**83,047**	**553**
(4,896)	Minority interests[1]	(1,730)	(804)	(54)	(958)	(3,191)	233
99,981	**Net income**	**(10,919)**	**27,934**	**n.a.**	**11,760**	**79,856**	**579**
987	**Basic earnings per share (HUF)**	**(105)**	**272**	**n.a.**	**119**	**773**	**550**
984	**Diluted earnings per share (HUF)**	**(105)**	**270**	**n.a.**	**119**	**767**	**545**

[1]As a result of the issuance of SIC 33 prescribing the inclusion of potential voting rights when determining control over subsidiaries, TVK is fully consolidated from 1 January 2002 as the sum of actual and potential voting rights exceeds 50%. Still, MOL's share in TVK's profits is calculated observing the 44.3% shareholding in the first quarter of 2003 and for the full year of 2003. Following the exercise of an option for further 8.0% stake in TVK at the end of March 2004, MOL's shareholding in TVK increased to 52.3%. MOL's share in TVK's profits is calculated observing a 52.3% shareholding from the second quarter of 2004. Minority interest at Slovnaft was calculated with 30.0% until the end of January 2004 and with 1.6% thereafter, when public bid for remaining Slovnaft shares successfully ended.

APPENDIX II

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP

AS AT 30 JUNE 2004

Unaudited quarterly figures (in HUF millions)

31 Dec 2003		30 June 2003	30 June 2004	Change %
	Assets			
	Non-current assets			
29,160	Intangible assets	27,945	(3,994)	n.a.
855,951	Property, plant and equipment	787,150	877,043	11
134,435	Investments	25,184	121,180	381
52,895	Deferred tax asset	20,716	44,798	116
19,333	Other non-current assets	14,336	17,603	23
1,091,774	**Total non-current assets**	**875,331**	**1,056,630**	**21**
	Current assets			
155,926	Inventories	149,734	166,925	11
165,057	Trade receivables, net	137,021	155,640	14
9,228	Marketable securities	9,311	2,341	(75)
47,909	Other current assets	53,970	51,427	(5)
62,841	Cash and cash equivalents	41,421	72,369	75
440,961	**Total current assets**	**391,457**	**448,702**	**15**
1,532,735	**Total assets**	**1,266,788**	**1,505,332**	**19**
	Liabilities and shareholders' equity			
	Shareholders' equity			
93,128	Share capital[1]	93,260	94,238	1
330,760	Reserves	332,002	439,312	32
99,981	Net income for the period	11,760	79,856	579
523,869	**Total shareholders' equity**	**437,022**	**613,406**	**40**
155,752	**Minority interest**	**153,808**	**65,915**	**(57)**
	Non-current liabilities			
288,701	Long-term debt, net of current portion	172,114	209,990	22
55,781	Provisions for liabilities and charges	49,439	50,504	2
14,213	Deferred tax liability	19,889	14,327	(28)
72,482	Other non-current liabilities	65,765	51,402	(22)
431,177	**Total non-current liabilities**	**307,207**	**326,223**	**6**
	Current liabilities			
260,420	Trade and other payables	224,129	296,732	32
26,172	Provisions for liabilities and charges	23,125	24,533	6
70,756	Short-term debt	68,665	121,959	78
64,589	Current portion of long-term debt	52,832	56,564	7
421,937	**Total current liabilities**	**368,751**	**499,788**	**36**
1,532,735	**Total liabilities and shareholders' equity**	**1,266,788**	**1,505,332**	**19**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by Slovintegra-Slovbena (treated as liability due to the connecting option structure) and is decreased by the face value of treasury shares.

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2004

Unaudited quarterly figures (in HUF millions)

	Share capital	Hedging reserve	Translation reserve	Treasury shares	Equity component of compound debt instruments	Retained earnings	Total reserves	Net income	Total
Opening balance 1 January 2003	**93,245**	**2,081**	**(7,038)**	**(20,926)**	**-**	**272,817**	**246,934**	**65,262**	**405,441**
Transfer to reserves of retained profit for the previous year						65,262	65,262	(65,262)	0
Dividend for year 2002						(5,128)	(5,128)		(5,128)
Net change in balance of treasury shares held	15			102			102		117
Cash flow hedges		2,661					2,661		2,661
Currency translation differences			20,862				20,862		20,862
Slovnaft acquisition					1,309		1,309		1,309
Retained profit for the period								11,760	11,760
Closing balance 30 June 2003	**93,260**	**4,742**	**13,824**	**(20,824)**	**1,309**	**332,951**	**332,002**	**11,760**	**437,022**
Opening balance 1 January 2004	**93,128**	**7,832**	**8,602**	**(21,427)**	**2,857**	**332,896**	**330,760**	**99,981**	**523,869**
Transfer to reserves of retained profit for the previous year						99,981	99,981	(99,981)	
Dividend for year 2003						(5,952)	(5,952)		(5,952)
Net change in balance of treasury shares held	126			651			651		777
Cash flow hedges		(1,581)					(1,581)		(1,581)
Currency translation reserve			677				677		677
Slovnaft acquisition	984				14,776		14,776		15,760
Retained profit for the period								79,856	79,856
Closing balance 30 June 2004	**94,238**	**6,251**	**9,279**	**(20,776)**	**17,633**	**426,925**	**439,312**	**79,856**	**613,406**

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2004

Unaudited quarterly figures (in HUF millions)

FY 2003		Q2 2003	Q2 2004	Ch. %	H1 2003	H1 2004	Ch. %
82,806	**Profit from operations**	**292**	**46,122**	**15,695**	**28,439**	**108,118**	**280**
	Adjustments to reconcile operating profit to net cash provided by operating activities						
95,137	Depreciation, depletion, amortisation and impairment	22,428	25,670	14	42,577	50,253	18
(1,377)	Net unrealised (gain)/loss recorded on financial instruments	(1,055)	152	n.a.	(1,947)	152	n.a.
985	Write-off of inventories	5,622	(313)	n.a.	5,822	73	(99)
5,644	Impairment losses, net	620	1,072	73	801	1,288	61
5,367	Increase in provisions	(2,091)	(6,460)	209	(1,286)	(9,709)	655
(1,119)	Net (gain)/loss on sale of fixed assets	1,468	(169)	n.a.	(167)	(562)	237
(9,877)	Net (gain)/loss on sale of subsidiaries	225		n.a.	225		n.a.
9,389	Exploration and development costs expensed during the year	2,419	2,843	18	4,703	6,314	34
(1,510)	Other non cash items	(1,711)	(597)	(65)	(1,558)	(281)	(82)
185,445	**Operating cash flow before changes in working capital**	**28,217**	**68,320**	**142**	**77,609**	**155,646**	**101**
(21,051)	Decrease / (increase) in inventories	(34,260)	(49,447)	44	(14,957)	(11,783)	(21)
(5,344)	Decrease / (increase) in accounts receivable	19,658	9,822	(50)	12,492	8,800	(30)
786	(Increase)/decrease in other receivables	4,572	5,878	29	4,985	(10,847)	n.a.
39,455	Increase/(decrease) in accounts payable	21,979	34,704	58	15,370	(6,457)	n.a.
10,006	Increase in other current liabilities	(873)	6,997	n.a.	(766)	37,786	n.a.
(6,139)	Corporate taxes paid	(2,215)	(119)	(95)	(2,464)	(1,947)	(21)
203,158	**Net cash provided by operating activities**	**37,078**	**76,155**	**105**	**92,269**	**171,198**	**86**
(186,875)	Capital expenditures, exploration and development costs	(30,595)	(35,781)	17	(46,228)	(73,110)	58
3,069	Proceeds from disposals of fixed assets	503	624	24	726	1,832	152
(11,811)	Acquisition of subsidiaries, net cash	(1,080)		n.a.	(46,265)	(67,767)	46
(22,517)	Acquisition of joint ventures, net cash						
21,573	Net cash inflow on sales of subsidiary undertakings	3,323		(100)	3,323		n.a.
(113,729)	Acquisition of associated companies						
(241)	Acquisition of other investments	(241)		n.a.	(241)		n.a.
2,894	Proceeds from disposal of investments	594		n.a.	594	11,661	1,863
307	Changes in loans given and long-term bank deposits	413	(881)	n.a.	(254)	1,273	n.a.
(1,750)	Changes in short-term investments	(2,565)	4,181	n.a.	(4,494)	7,709	n.a.
6,711	Interest received and other financial income	1,539	1,545		2,793	3,807	36
3,840	Dividends received	1,930	492	(75)	2,007	492	(75)
(298,529)	**Net cash used in investing activities**	**(26,179)**	**(29,820)**	**14**	**(88,039)**	**(114,103)**	**30**
9,200	Issuance of long term notes						
-	Issuance of zero coupon notes	12,190		n.a.	30,943		n.a.
-	Repayment of zero coupon notes		(3,000)	n.a.	(20,000)	(33,000)	65
397,087	Long-term debt drawn down	35,709	18,769	(47)	72,378	43,113	(40)
(255,716)	Repayments of long-term debt	(33,043)	(37,735)	14	(69,299)	(128,279)	85
485	Changes in other long term liabilities	(4)	(283)	6,975	(473)	435	n.a.
(9,232)	Changes in short-term debt	(15,035)	6,057	(140)	(21,179)	84,630	n.a.
(20,810)	Interest paid and other financial costs	(5,066)	(5,069)	n.a.	(10,582)	(10,019)	(5)
(5,210)	Dividends paid to shareholders		(5,870)			(5,870)	n.a.
(547)	Dividends paid to minority interest	(401)	(606)	51	(401)	(606)	51
25,965	Sale of treasury shares	106	758	615	108	906	739
(26,583)	Repurchase of treasury shares		(4)	n.a.		(166)	n.a.
114,639	**Net cash provided by financing activities**	**(5,544)**	**(26,983)**	**387**	**(18,505)**	**(48,856)**	**164**
19,268	**(Decrease)/increase in cash and cash equivalents**	**5,355**	**19,352**	**261**	**(14,275)**	**8,239**	n.a.
42,251	Cash at the beginning of the year	22,621	52,757	133	42,251	62,841	49
221	Cash effect of consolidation of subsidiaries previously	12,147		n.a.	12,147	1,185	(90)
1,101	Exchange differences on the consolidation of foreign	1,298	260	(80)	1,298	104	(92)
62,841	**Cash at the end of the period**	**41,421**	**72,369**	**75**	**41,421**	**72,369**	**75**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2003	NET EXTERNAL SALES REVENUES[1]	Q2 2003	Q2 2004	Ch. %	H1 2003	H1 2004	Ch. %
10,287	Exploration and Production	6,763	9,318	38	7,036	15,454	120
890,639	Refining and Marketing	230,827	270,410	17	383,590	487,426	27
430,162	Natural Gas	71,233	85,343	20	220,484	279,531	27
169,006	Petrochemicals	46,953	49,201	5	80,284	93,345	16
3,944	Corporate and other	(1,630)	6,707	n.a.	1,385	7,631	451
1,504,038	**TOTAL**	**354,146**	**420,979**	**19**	**692,779**	**883,387**	**28**

FY 2003	OPERATING PROFIT[1]	Q2 2003	Q2 2004	Ch. %	H1 2003	H1 2004	Ch. %
43,494	Exploration and Production	11,193	12,866	15	29,156	24,840	(15)
67,634	Refining and Marketing	12,182	32,217	164	25,665	55,888	118
6,164	Natural Gas	(9,652)	11,333	n.a.	(11,975)	32,263	n.a.
1,287	Petrochemicals	3,554	3,376	(5)	4,821	7,132	48
(35,365)	Corporate and other	(11,599)	(10,328)	(11)	(17,192)	(15,827)	(8)
(143)	Intersegment transfers[2]	(5,386)	(3,342)	(38)	(2,036)	3,822	n.a.
83,071	**TOTAL**	**292**	**46,122**	**15,695**	**28,439**	**108,118**	**280**

FY 2003	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q2 2003	Q2 2004	Ch. %	H1 2003	H1 2004	Ch. %
22,721	Exploration and Production	13,487	2,202	(84)	14,741	5,893	(60)
74,285	Refining and Marketing	12,942	13,360	3	15,534	21,162	36
11,019	Natural Gas	1,606	691	(57)	2,237	904	(60)
64,921	Petrochemicals	12,804	23,218	81	18,638	37,826	103
5,578	Corporate and other	925	1,309	42	1,323	1,618	22
178,524	**TOTAL**	**41,764**	**40,780**	**(2)**	**52,473**	**67,403**	**28**

FY 2003	DEPRECIATION	Q2 2003	Q2 2004	Ch. %	H1 2003	H1 2004	Ch. %
21,048	Exploration and Production	4,578	5,841	28	10,431	11,436	10
41,030	Refining and Marketing	11,087	13,154	19	17,523	24,915	42
10,927	Natural Gas	2,682	2,344	(13)	5,672	4,638	(18)
13,215	Petrochemicals	2,809	2,949	5	4,987	5,749	15
9,230	Corporate and other	1,761	2,432	38	4,481	4,771	6
95,450	**TOTAL**	**22,917**	**26,720**	**17**	**43,094**	**51,509**	**20**

31/12/2003	TANGIBLE ASSETS	30/06/2003	30/06/2004	Ch. %
101,237	Exploration and Production	97,605	94,336	(3)
398,805	Refining and Marketing	371,352	437,680	18
105,050	Natural Gas	113,765	101,403	(11)
176,716	Petrochemicals	141,133	187,248	33
74,143	Corporate and other	63,295	56,376	(11)
855,951	**TOTAL**	**787,150**	**877,043**	**11**

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price until 31 December 2003 was limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as was the case in 2003. From January 2004, the gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI

MAIN EXTERNAL PARAMETERS

	Q2 2003	Q2 2004	Change %	H1 2003	H1 2004	Change %
Brent dated (USD/bbl)	26.0	35.3	36	28.8	33.7	17
Ural Blend (USD/bbl)	23.9	32.5	36	26.5	30.7	16
Reuters refining margin (Ural crack)	2.95	5.27	79	3.78	4.53	20
Premium unleaded gasoline 50 ppm (USD/t)*	274.9	403.3	47	292.5	366.9	25
Gas oil - ULSD (USD/t)*	246.4	336.5	37	277.9	317.7	14
Naphtha (USD/t)*	226.9	348.6	54	271.7	333.3	23
Ethylene (EUR/t)	575	607	6	575	594	3
HUF/USD average	220.8	209.3	(5)	223.9	208.7	(7)
SKK/USD average	36.3	33.3	(8)	37.7	32.9	(13)
3m USD LIBOR (%)	1.17	1.25	7	1.23	1.16	(6)
3m EURIBOR (%)	2.37	2.08	(12)	2.53	2.07	(18)
3m BUBOR (%)	6.99	11.57	66	6.75	12.03	78
	Q1 2004	**Q2 2004**	**Change %**	**Q4 2003**	**Q2 2004**	**Change %**
HUF/USD closing	203.7	208.8	3	207.8	208.8	0
HUF/EUR closing	248.9	253.2	2	262.2	253.2	(3)

* FOB Rotterdam parity

APPENDIX VII

EXTRAORDINARY ANNOUNCEMENTS IN Q2 2004

Announcement date	
8 April	Main items of MOL's audited financial statements for 2003
15 April	Announcement of MOL Plc. on the transformation of "C" shares into "A" shares
30 April	Joint statement by MOL and PKN Orlen on the progress of their cooperation discussions
30 April	Resolutions of MOL's Annual General Meeting
3 May	Share sale
6 May	Announcement of MOL Plc. on the settlement of cash compensation of those printed shares that were not submitted for dematerialization
13 May	Dividend announcement of the board of directors of MOL Hungarian Oil and Gas Plc. dividends for the 2003 financial year
18 May	Share distribution for the Board of Directors and MOL management
19 May	Share sale
25 May	Share distribution for MOL management
25 May	The gross dividend per share is HUF 57.86
3 June	Share sale
8 June	Share distribution for MOL management

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2002	30 June 2003	30 Sept 2003	31 Dec 2003	31 March 2004	30 June 2004
Foreign investors (mainly institutional)	42.4	37.0	37.7	36.4	50.7	54.1
OMV	10.0	9.1	9.1	9.1	9.1	9.1
Slovbena, Slovintegra	0.0	10.0	10.0	9.8	8.0	8.0
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	25.0	22.7	22.7	22.7	11.8	11.8
Hungarian institutional investors	5.1	8.7	8.7	9.5	5.7	4.9
Depositories (mainly Hung. private investors)	12.2	8.6	7.7	8.4	9.5	7.2
MOL Rt. (treasury shares)	5.2	3.8	4.0	4.0	5.1	4.9
Unregistered shares	0.1	0.1	0.1	0.1	0.1	0.0

According to the Share Register, beside ÁPV Rt. with 12.4%, only 3 shareholders had more than 2% influence over MOL Rt. at 30 June 2004: JP Morgan Chase Bank, the depository bank for MOL's GDR programme, which had 15.2%, Slovbena-Slovintegra having 8.4%, and OMV having 9.6% influence over MOL.

In April, the transformation of all but 578 "C" series shares into "A" series shares was completed. The number of "A" series treasury shares held by MOL increased by 1,180,179 as a result of transformation and decreased by 122,308 as a result of share distribution to members of Board of Directors and MOL managers. Therefore at the end of the period MOL had 5,342,462 "A" series and 369 "C" series shares.

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

There were no relevant changes in the governing bodies of MOL during the period. However, on 6 July 2004 MOL announced that Mr. Béla Váradi, Human Resources Director will leave MOL under mutual consent and Mr. József Simola, Corporate Center Director has been provisionally appointed to the position of Human Resources Director from 6 July, 2004.